--------                                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION        -----------------------------
 FORM 3                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
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                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          OMB Number:       3235-0104
                                                                                                        Expires: December 31, 2001
                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or     hours per response .... 0.5
(Print or Type Responses)                Section 30(f) of the Investment Company Act of 1940           -----------------------------
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1. Name and Address of Reporting Person*         2. Date of Event Re-   4. Issuer Name AND Ticker or Trading Symbol
                                                    quiring Statement
Gibbard              H.               Frank         (Month/Day/Year)        H Power Corp. ("HPOW")
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    (Last)          (First)          (Middle)          8/8/00           11. Relationship of Reporting Person(s) 12. If Amendment,
                                                 -----------------------    to Issuer (Check all applicable)      Date of Original
                                                 3. I.R.S. Identifica-   X  Director           10% Owner         (Month/Day/Year)
                                                    tion Number of     ----               ----
14 Plumer Road                                      Reporting Person,       Officer (give      Other (specify  ---------------------
-------------------------------------------------   if an entity         X  title below)       below)         7.  Individual or
                    (Street)                        (voluntary)        ----               ----                    Joint/Group
                                                                                                                   Filing
                                                                           Chief Executive Officer                 Form filed by One
                                                                           ---------------------------          X  Reporting Person
                                                                                                               ---

                                                                                                                   Form filed by
                                                                                                                   More than One
                                                                                                                   Reporting Person
                                                                                                               ---
 Epping,              NH               03042
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    (City)          (State)            (Zip)                                TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title of Security                              2. Amount of Securities       3. Ownership        4. Nature of Indirect Beneficial
   (Instr. 4)                                        Beneficially Owned            Form: Direct        Ownership (Instr. 5)
                                                     (Instr. 4)                    (D) or Indirect
                                                                                   (I)  (Instr. 5)
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Common Stock, $0.001 par value per share             86,750                        D
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Common Stock, $0.001 par value per share             27,000                        I                    By Children and Nephew (1)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).

               POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED
               TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
                                                                                                                            (Over)
                                                                                                                   SEC 1473 (3-99)


FORM 3 (CONTINUED)   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                SECURITIES)
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1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of Indirect
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship        Beneficial
                                      Expiration     (Instr. 4)                          Exercise     Form of     Ownership
                                      Date                                               Price of     Deriv-      (Instr. 5)
                                     (Month/Day/                                         Deri-        ative
                                      Year)                                              vative       Security:
                                   --------------------------------------------------    Security     Direct
                                                                             Amount                   (D) or
                                    Date     Expir-                          or                       Indirect
                                    Exer-    ation           Title           Number                   (I)
                                    cisable  Date                            of
                                                                             Shares                 (Instr. 5)
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Options to Purchase Common         Currently  10/6/01  Common Stock, $0.001   750,000      $2.50     D
Stock, $0.001 par value per share                      par value
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Options to Purchase Common         10/6/00    10/6/01  Common Stock, $0.001   250,000      $2.50     D
Stock, $0.001 par value per share                      par value
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Options to Purchase Common         (2)        12/22/04 Common Stock, $0.001   500,000      $3.00     D
Stock, $0.001 par value per share                      par value
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Explanation of Responses: (1) The 27,000 shares of Common Stock are held by the eight children of the Reporting Person (an aggregate of 26,000 shares) and by Lindsey Hough, the nephew of the Reporting Person (1000 shares).
                              Mr. Gibbard disclaims beneficial ownership of the shares of Common Stock held by his children and nephew for purposes of Section 16 of the Securities Exchange Act of 1934 and for all other purposes.
                          (2) The option becomes exercisable as to 250,000 shares on October 6, 2000, and becomes exercisable as to the remaining 250,000 shares on October 6, 2001.




                                                                       /s/ H. Frank Gibbard                        8/4/00
                                                                       -------------------------------------  ----------------------
**Intentional misstatements or omissions of facts constitute Federal      **Signature of Reporting Person             Date
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
      SEE Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.                                                  Page 2
                                                                                                                   SEC 1473 (3-99)